

Mail Stop 3561

July 18, 2018

Chee Boon Chiew
Director, Chief Executive Officer, and Chairman
JMax International Limited
1733-35, 17/F, Park-In Commercial Centre,
56 Dundas Street, Mongkok,
Kowloon, Hong Kong

> **Re:** **JMax International Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 3, 2018**
> **File No. 333-225028**

Dear Mr. Chiew:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2018 letter.

Prospectus Cover Page

1. We note your response to comment 2. Please revise your disclosure to remove references to your ability to sell shares at varying prices to be determined at the time of sale, and provide only a fixed price per share at which selling shareholders are offering ordinary shares. In this regard, we note that there is no established public trading market for your ordinary shares. Refer to Item 501(b)(3) of Regulation S-K.

Risks Related to Our Ordinary Shares

"The trading price of our ordinary shares is likely to be volatile…" page 27

2. We note your response to comment 7; however, it appears to not be fully responsive to our comment. In this regard, please provide risk factor disclosure related to the risks to U.S. buyers purchasing your ordinary shares without the benefit of a depositary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended March 31, 2017 and 2016, page 41

3. We reviewed the revisions to your disclosure in response to comment 8. Please remove references to the comparison of the combined periods under General and Administrative Expenses and Selling Expenses on page 42. Your discussion should include analysis of the discrete successor and predecessor periods.

Our Strategy, page 48

4. We note your response to comment 11 that Guowen Ren currently has a consulting agreement with the company and that such agreement has been filed as an exhibit. In an appropriate place in your registration statement, please disclose the material terms of this agreement.

Financial Statements, page F-1

5. Please update your financial statements in accordance with Item 8.A of Form 20-F.

Note 2 – Summary of Significant Accounting Policies, page F-7

6. We reviewed your response to comment 15 and note you determined the U.S. dollar was your functional currency. Please disclose your determination of your functional currency as it relates to the primary economic environment in which you operate. Reference is made to ASC 830 and ASC 235.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Jennifer López-Molina, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products